July 8, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

Re: Surgery Partners, Inc.
Form 10-K for the Year Ended December 31, 2024
File No. 001-37576

Ladies and Gentlemen,

On behalf of Surgery Partners, Inc. (the “Company,” “we,” or “our”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) within the letter dated June 26, 2025, relating to the Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 7, 2025 (the “2024 Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response in ordinary type.

Form 10-K for Fiscal Year Ended December 31, 2024

1. Organization and Summary of Accounting Policies
Revenues, page F-10

1.We note your disclosures that the transaction price for patient service revenues is based on gross charges net of estimated contractual adjustments and implicit price concessions. We further note your disclosure that contractual allowances are recorded at the time of payment for surgical hospitals and the time of billing for ASCs. Explain what you mean by contractual adjustments versus contractual allowances and the specific reference to the authoritative literature that supports the timing for recognizing contractual allowances.

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, confirms to the Staff that the terms “contractual adjustments” and “contractual allowances” are used interchangeably by the Company and have the same meaning. We determine the transaction price in accordance with ASC 606, Revenue from Contracts with Customers. Our disclosure was referring to the timing of when contractual adjustments are recorded in our patient accounting systems. However, all revenue transactions are recognized net of estimated contractual adjustments at the time that performance obligations are satisfied, which is generally at the time of service. The Company will revise any discussion of the transaction price in future filings consistent with the following:

The Company determines the transaction price based on gross charges for services provided, net of estimated contractual adjustments and implicit price concessions. The Company estimates its contractual adjustments and implicit price concessions based on contractual agreements, its discount policies and historical experience of cash collections and historical write-offs. The estimated contractual adjustments are recognized at the time of services being performed, with ASCs typically based on contractual agreements and surgical hospitals typically based on historical experience of cash collections and write-offs. Changes in estimated contractual adjustments are recorded in the period of change, with final adjustments, if any, typically at the time of payment.

9. Income Taxes, page F-26

2.We note that the valuation allowance against deferred tax assets increased during fiscal year 2024 by $134.6 million, of which $115.4 million is disclosed in the effective tax rate reconciliation as a change in federal valuation allowance, which significantly exceeds the amounts recognized during the two previous fiscal years. Please provide a comprehensive explanation here or within MD&A that provides investors with an understanding of the specific facts and circumstances that led to the significant increase in the valuation allowance.

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company notes that the increase in the valuation allowance during fiscal year 2024 is attributable to the following:

As of December 31, 2024, we were in a cumulative three-year pre-tax loss position for financial reporting purposes while as of December 31, 2023, we were in a cumulative three-year pre-tax income position for financial reporting purposes. The change in 2024 to a three-year cumulative loss position was considered objectively verifiable significant negative evidence, for which we did not have sufficient positive evidence to overcome. Therefore, in accordance with ASC 740-10-30, we recorded a full valuation allowance, net of future reversing deferred tax liabilities, on our deferred tax assets to reflect the net realizable value of our deferred tax assets.

To the extent applicable in future filings, we will provide a more comprehensive explanation.

14. Segment Reporting, page F-31

3.Please tell us whether you believe equity in earnings of unconsolidated affiliates and net income attributable to non-controlling interests represent significant segment expenses determined in accordance with ASC 280-10-50-26A. If so, please provide us with an explanation as to why each line item is a significant segment expense. Alternatively, if these amounts are other segment items as addressed in ASC 280-10-50-26B, it appears that these amounts should be aggregated with the other segment expense, net line item into one other segment items line item. Please correspondingly provide a qualitative description of the composition of other segment items in accordance with ASC 280-10-50-26B.

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, we advise the Staff that we do not believe equity in earnings of unconsolidated affiliates and net income attributable to non-controlling interests represent significant segment expenses. The Company further submits that it will revise its disclosure in future filings to aggregate these amounts with the other segment expense, net line item into one other segment items line item. Additionally, the Company will expand its disclosure in future filings to correspondingly provide a qualitative description of the composition of other segment items.

4.With regards to the Corporate and other unallocated expenses in your reconciliation of Adjusted Surgical Facilities EBITDA to consolidated income before income taxes, please revise this presentation to separately disclose revenue and expenses from other business activities that are not considered reportable segments in an “all other” category in accordance with ASC 280-10-50-15 and separately identify and describe all significant reconciling items in accordance with ASC 280-10-50-31.

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, we advise the Staff that no revenues are within the Corporate and other unallocated expenses, which represents corporate overhead expenses that are not allocated to the Surgical Facilities reportable segment. The Company will revise its presentation of Corporate and other unallocated expenses in future filings to separately identify and describe all significant reconciling items within the Unallocated amounts line item consistent with the illustrative example provided for in ASC 280-10-55-48.

Please direct any questions or further comments you may have regarding the 2024 Form 10-K or this response letter to the undersigned at 615-234-5900.

SURGERY PARTNERS, INC.

By:	/s/ David T. Doherty
David T. Doherty
Executive Vice President, Chief Financial Officer

cc:     Eric Evans, Chief Executive Officer
    Jennifer Baldock, Executive Vice President, Chief Administrative & Development Officer
    Neil Zieselman, Senior Vice President, Corporate Finance & Controller